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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SWANK, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

210-86971610
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 210-86971610	13G	Page 2 of 5 Pages

1. Names of Reporting Persons James E. Tulin
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b)☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 306,408
6. Shared Voting Power 0
7. Sole Dispositive Power 306,408
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 306,408
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 210-86971610	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: Swank, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 90 Park Avenue, New York, NY 10016

Item 2.	(a)	Name of Person Filing: James E. Tulin

	(b)	Address of Principal Business Office or, if none, Residence: 8800 N. Gainey Center Drive, Scottsdale, AZ 85258

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.10 par value per share

	(e)	CUSIP Number: 210-86971610

Item 3.	Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 210-86971610	13G	Page 4 of 5 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 306,408(1)
(b)	Percent of class: 5.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 306,408(2)
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 306,408(2)
	(iv)	Shared power to dispose or to direct the disposition of: 0
_____________________________

(1) Includes a total of 25,738 shares of common stock held in Mr. Tulin’s accounts under The New Swank, Inc. Retirement Plan, 142 shares held by Mr. Tulin as custodian for his children, and 25,000 shares issuable pursuant to stock options which are presently exercisable or may become exercisable within 60 days of December 31, 2009.

(2) Includes 25,000 shares of common stock issuable pursuant to stock options which are presently exercisable or may become exercisable within 60 days of December 31, 2009.

Item 5.

Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No. 210-86971610	13G	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification And Classification of Members of The Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 27, 2010

/s/ James E. Tulin
James E. Tulin